Exhibit 99.57

ELEMENTAL ALTUS ROYALTIES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2024 and 2023

(Expressed in US Dollars)

Independent auditor’s report

To the Shareholders of Elemental Altus Royalties Corp.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Elemental Altus Royalties Corp. and its subsidiaries (together, the Company) as at December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

What we have audited

The Company’s consolidated financial statements comprise:

•	the consolidated statements of financial position as at December 31, 2024 and 2023;

•	the consolidated statements of comprehensive loss for the years then ended;

•	the consolidated statements of cash flows for the years then ended;

•	the consolidated statements of changes in equity for the years then ended; and

•	the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Impairment indicator assessment of royalty interests and its investment in associates

Refer to note 2(c) – Critical accounting estimates and judgments; note 3 – Material accounting policies; note 6 – Royalty interests; and note 8 – Investment in associates to the consolidated financial statements.

As at December 31, 2024, the carrying amounts of the Company’s royalty interests and its investments in associates were $135.7 million and $41.1 million, respectively.

Management assesses whether any indication of impairment exists at the end of each reporting period for each royalty interest and the investments in associates, including assessing whether there are observable indications that the asset’s value has declined during the period. If such an indication exists, the recoverable amount of the interest or investment is estimated in order to determine the extent of the impairment (if any).

Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, operator mineral reserve and resource estimates or other relevant information received from the operators that indicate production from the interests or investments will not likely occur or may be significantly reduced in the future.

We considered this a key audit matter due to the judgment made by management in assessing whether impairment indicators exist for royalty interests and the investments in associates, and a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence related to management’s assessment of impairment indicators.

Our approach to addressing the matter included the following procedures, among others:

•      Evaluated the reasonableness of management’s assessment of impairment indicators for a sample of the royalty interests and the investments in associates, related to significant changes in future commodity prices, operator mineral reserve and resource estimates or other relevant information received from the operators that indicate production from the interests will not likely occur or may be significantly reduced in the future, by considering:

–      the current and past performance of the underlying mining operation associated with the interests or investments;

–      external market and industry data;

–      the publicly disclosed information by operators of the underlying mining operation associated with the interests or investments; and

–      consistency with evidence obtained in other areas of the audit.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is James Lusby.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

April 16, 2025

ELEMENTAL ALTUS ROYALTIES CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2024 and 2023

(Expressed in thousands of US Dollars)

	Notes	December 31, 2024 $’000	December 31, 2023 $’000
Assets
Current assets
Cash and cash equivalents	4	4,454	11,287
Accounts receivable and other	5	16,632	7,194
Held-for-sale assets	17	-	303
Total current assets		21,086	18,784

Non-current assets
Royalty interests	6	135,720	110,186
Accounts receivable and other	5	4,031	13,525
Investments in associates	7	41,087	42,978
Investments	8	2,243	3,449
Total non-current assets		183,081	170,138
Total assets		204,167	188,922

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	3,349	1,932
Held-for-sale liabilities	17	-	61
Total current liabilities		3,349	1,993
Non-current liabilities
Borrowings	10	2,687	30,000
Deferred tax liability	12	1,747	1,730
Total non-current liabilities		4,434	31,730
Total liabilities		7,783	33,723

Equity
Share capital	11	217,449	177,424
Contributed surplus		6,535	5,664
Accumulated other comprehensive income (“AOCI”)		1,416	1,280
Deficit		(29,016)	(29,169)
Total equity		196,384	155,199
Total liabilities and equity		204,167	188,922

Approved by the Board of Directors on April 16, 2025
Subsequent events (note 19)
	Frederick Bell, CEO/Director	_____”Frederick Bell”______
	Martin Turenne, Director	____”Martin Turenne”_____

ELEMENTAL ALTUS ROYALTIES CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2024 and 2023

(Expressed in thousands of US Dollars)

	Notes	December 31, 2024 $’000	December 31, 2023 $’000
Revenue from royalty interests	6	15,993	11,335
Other income from royalty interests	6	330	409
Total revenue		16,323	11,744
Depletion of royalty interests	6	(7,218)	(6,901)
Gross profit		9,105	4,843

General and administrative expenses	13	(6,755)	(7,215)
Project evaluation expenses	13	(241)	(575)
Transaction related expenses	13	(400)	-
Impairment charge	6	(436)	(292)
Share-based compensation expense	11	(1,388)	(243)
Share of profit of associates	7	2,036	2,158
Gain on disposal	18	373	1,583
Profit from operations		2,294	259

Other income and expenses
Interest income		198	106
Interest and finance expenses		(2,028)	(2,648)
Fair value (loss) / gain on investments	8	(5)	106
Foreign exchange (loss) / gain		(54)	1
Other income		604	427
Profit / (loss) before income taxes		1,009	(1,749)

Tax expense	12	(1,321)	(1,292)
Net loss for the year of continuing operations		(312)	(3,041)

Net loss of discontinued operations		(52)	(860)
Total net loss		(364)	(3,901)

Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment		136	940
Other comprehensive income		136	940
Total comprehensive loss		(228)	(2,961)

Loss per share – basic and diluted
Continuing operations		(0.00)	(0.02)
Discontinued operations		(0.00)	(0.00)
Total net loss		(0.00)	(0.02)
Weighted average number of shares outstanding – basic and diluted		204,297,422	186,846,532

ELEMENTAL ALTUS ROYALTIES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2024 and 2023

(Expressed in thousands of US Dollars)

	2024 $’000	2023 $’000
Operating activities
Net loss for the year	(364)	(3,901)
Adjustments for:
Depletion of royalty interests	7,218	6,901
Impairment charge	436	292
Unrealized foreign exchange	201	249
Share-based compensation expense	1,388	243
Gain on disposal	(373)	(1,529)
Fair value loss / (gain) on investments	5	(106)
Share of profit of associate	(2,036)	(2,158)
Interest income	(198)	(106)
Interest and finance expenses	2,028	2,648
Tax expense	1,321	1,292
Other non-cash items	(523)	325
	9,103	4,150
Changes in non-cash working capital items:
Accounts receivable and other	(2,537)	146
Accounts payable and accrued liabilities	(479)	(671)
Cash generated from operating activities before taxes	6,087	3,625
Taxes paid	(1,271)	(1,632)
Net cash generated by operating activities	4,816	1,993

Investing activities
Purchase of royalty interests	(3,241)	(3,863)
Investment in exploration assets	-	(1,708)
Payment of acquisition of associate	-	(4,603)
Proceeds from sale of equity investments (note 8)	3,500	-
Proceeds from disposal of stream assets (note 8)	283	-
Proceeds from disposal of subsidiary (note 18)	50	1,016
Loss of cash on disposal of subsidiary	-	(537)
Distribution from associate (note 7)	3,922	4,140
Cash generated from / (used for) investing activities	4,514	(5,555)

Financing activities
Interest received	198	106
Interest paid	(1,979)	(2,648)
Repayment of loan principal (note 10)	(27,000)	-
Proceeds from private placement of shares (note 11)	12,763	-
Share issue costs (note 11)	(91)	(57)
Finance lease payments	-	(31)
Cash used for financing activities	(16,109)	(2,630)

Exchange differences on cash and cash equivalents	(54)	1

Change in cash and cash equivalents	(6,833)	(6,191)
Cash and cash equivalents, beginning of the year	11,287	17,478
Cash and cash equivalents, end of the year	4,454	11,287

ELEMENTAL ALTUS ROYALTIES CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2024 and 2023

(Expressed in thousands of US Dollars)

	Ordinary shares #	Share capital $’000	Contributed Surplus $’000	AOCI $’000	Deficit $’000	Total Equity $’000
Balance as at December 31, 2022	180,886,010	165,038	6,987	340	(25,938)	146,427
Issued during the year:
Pursuant to the acquisition of royalty assets	12,709,273	11,547	-	-	-	11,547
Less: other cash issuance costs	-	(57)	-	-	-	(57)
Share-based compensation expense	-	-	243	-	-	243
Exercise of share-based options	2,395,109	896	(896)	-	-	-
Forfeit of share options	-	-	(670)	-	670	-
Loss and comprehensive loss for the year	-	-	-	940	(3,901)	(2,961)
Balance as at December 31, 2023	195,990,392	177,424	5,664	1,280	(29,169)	155,199
Issued during the period (note 11):
Pursuant to the acquisition of royalty assets	50,586,520	40,762	-	-	-	40,762
Less: other cash issuance costs	-	(91)	-	-	-	(91)
Share-based compensation expense	-	-	1,388	-	-	1,388
Forfeit of share options	-	-	(517)	-	517	-
Share cancellation (note 11)	(814,321)	(646)	-	-	-	(646)
Loss and comprehensive loss for the period	-	-	-	136	(364)	(228)
Balance as at December 31, 2024	245,762,591	217,449	6,535	1,416	(29,016)	196,384

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Elemental Altus Royalties Corp. (the “Company” or “Elemental Altus”), incorporated under the laws of the Province of British Columbia. The Company is primarily involved in the acquisition and generation of precious metal royalties. The registered office address is Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada. The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “ELE” and the OTCQX market under the trading symbol “ELEMF”.

These audited consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least twelve months from December 31, 2024.

2.	BASIS OF PRESENTATION

(A)	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The financial statements are presented in US Dollars. The notation “$” represents US dollars, “C$” represents Canadian dollars, and “A$” represents Australian dollars.

The financial statements were approved by the board and authorized for issue on April 16, 2025.

(B)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Material subsidiaries are listed in the following table:

			% Equity Interest as at December 31,
Name	Country of Incorporation	Functional Currency	2024	2023
Altus Royalties Limited	England & Wales	US Dollar	100	100
Altus Strategies Limited	England & Wales	US Dollar	100	100
Alpha 2 SPV Limited*	UAE	US Dollar	100	50
Alcrest Royalties Australia Pty Limited*	Australia	US Dollar	100	50
Elemental One Limited	BVI	US Dollar	100	100
Elemental Royalties (Australia) Pty Ltd	Australia	US Dollar	100	100
Elemental Resources Limited	England & Wales	Pound Sterling	100	100
Elemental Royalties Delaware LLC	United States of America	US Dollar	100	100

*Refer to note 6 for further information on acquisition of the remaining 50% interest in Alpha 2 SPV Limited and Alpha 3 SPV Limited. This acquisition includes Alcrest Royalties Australia Pty Limited, a wholly owned subsidiary of Alpha 3 SPV Limited.

The results of each subsidiary will continue to be included in the consolidated financial statements of the Company until the date the Company’s control over the subsidiary ceases. Control is achieved when the Company satisfies the following conditions:

-	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

-	Exposure, or rights, to variable returns from its involvement with the investee

-	The ability to use its power over the investee to affect its returns

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

(B) Basis of consolidation (continued)

In general, there is a presumption that holding a majority of voting rights results in control. To support this presumption, and when the Company holds less than a majority of the voting rights or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has control over an investee, including:

-	Contractual arrangements with the other vote holders of the investee

-	Rights arising from other contractual arrangements

-	The Company’s voting rights and potential voting rights

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of an interest commences when the Company obtains control over the interest and ceases when the Company loses control of the interest. Assets, liabilities, income and expenses of an interest acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the interest.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent company of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Joint arrangements exist where the Company has joint control of an entity and they are classified as either a joint operation or a joint venture.

Entities are recognized as joint operations if the following criteria are fulfilled:

-	Their legal form gives parties rights to the assets and obligations for the liabilities relating to the joint arrangement

-	The contractual terms of the joint arrangement specify that parties have rights to the assets and obligations for the liabilities relating to the arrangement.

-	The arrangement has been designed by the parties so that its activities provide the parties with an output which represents rights to substantially all of the economic benefits of the assets held in the separate vehicle

Joint operations are accounted for by recognizing the Company’s share of any jointly held or incurred assets, liabilities, revenues and expenses. Joint ventures and investments in associates are accounted for using the equity method.

An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint operation. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

All intra-group assets and liabilities, equity income, expense and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

C)	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Information about such judgements and estimates is contained in the Company’s accounting policies and/or the notes to the consolidated financial statements. Areas of judgement and estimation that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below:

(i) Impairment review of royalty interests and investment in associates

At the end of each reporting period, it is assessed whether there are any indicators that the carrying value may not be recoverable or that an impairment loss previously recognized may no longer exist that gives rise to the requirement to conduct an impairment or impairment reversal analysis. Impairment or impairment reversal is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty from which independent cash inflows are generated.

Management uses judgment when assessing whether there are indicators of impairment, such as considering variables such as the production profiles, production commissioning dates where applicable, future commodity prices and guidance from the mine operators such as reserve and resource estimates or other relevant information from the operators which may indicate production from the interests will not likely occur or may be significantly reduced in the future. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, operator mineral reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future. The test to determine the recoverable amount is performed using an income-based approach based on a discounted cash flow model which includes the following significant assumptions: future commodity prices, discount rate, and forecasted production based on mineral reserve and resource estimates from the operators. Management’s estimates of forecasted production of mineral reserves and resources from the operators are based on information compiled by qualified persons (management’s expert).

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

C)	Critical accounting estimates and judgements (continued)

(ii) Investments in associates, joint operations and joint ventures

The Company holds a variety of investments in associates and there is judgement as to whether the Company exercises significant influence or control over the investee.

●	The Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) investment has been accounted for as a joint venture, using the equity method of accounting as the shareholders agreement refers to distribution of net profits and not an allocation of revenues and expenses.

●	The Company’s investment in Aterian Plc has been classified as an investment in associate accounted for using the equity method as the Company has significant influence but not control over Aterian Plc. The Company holds a 20.04% interest and can appoint one director to the Board of Directors of Aterian Plc.

●	The Company holds a 30% interest in Legend Mali (UK) II Ltd (“Legend Mali’) with another third-party entity owning 70% interest. The Company has determined that Legend Mali is a joint arrangement since approvals of 80% are required from the Board of Directors for the relevant activities. Legend Mali’s Board of Director representation is based on the ownership percentage noted above. The Company’s investment in Legend Mali has been accounted for as a joint venture, using the equity method of accounting.

●	The Company holds a 50% equity interest in Minera Tercero SpA, which was set up with a third-party partner company for the purpose of acquiring royalties and receiving subsequent royalty income. Judgement has been applied as to whether Minera Tercero SpA should be treated as a joint venture or joint operation. Since all outputs are distributed to shareholders and the company essentially operates at breakeven, it has been concluded that this is indicative of a joint operation and, therefore, the Company accounts for its interests in Minera Tercero SpA by recognizing its share of any jointly held or incurred assets, liabilities, revenues and expenses.

Investments in associates are assessed for impairment indicators at each reporting date.

D)	Sources of estimation uncertainty

(i)	Mineral reserves and mineral resources

Royalty interests of the Company that generate economic benefit are depleted using a units-of-production method (based on units sold) over the anticipated life of the mine to which the interest relates. This is determined using available information regarding proven and probable mineral reserves and the portion of mineral resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement. These calculations require the use of estimates and assumptions, including the mineral reserves and mineral resources relating to each royalty interest. Mineral reserves and mineral resources are estimates of the amount of minerals that can be extracted from the mining properties at which the Company has royalty interests. Changes to the mineral reserves mineral and resources assumptions could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

(ii)	Impairment reviews

When an impairment test is performed on a royalty interest, certain assumptions and estimates are used to determine the recoverable value of the asset. This may include mineral reserves and mineral resources as outlined above, commodity prices or other variables contributing to future revenue calculations, or assumptions relating to benchmarking or other market comparisons.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

3.	MATERIAL ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Company entities.

(A)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, and within a period not to exceed twelve months from the acquisition date, with retrospective restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the Consolidated Statements of Comprehensive Loss.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, which are not held by the Company, and are presented in the equity section of the Consolidated Statements of Financial Position.

(B)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the date of the consolidated statement of financial position are translated at the foreign exchange rate at that date. Foreign exchange differences arising on translation are recognized in the Consolidated Statements of Comprehensive Loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates ruling at the dates the fair value was determined.

(ii)	Financial statements of foreign operations

The functional currency of the Company and each of its subsidiaries is the principal currency of the economic environment in which each entity operates. The assets and liabilities of foreign operations are translated to United States Dollars at exchange rates ruling at the date of the consolidated statement of financial position. The revenues and expenses of operations are translated to United States Dollars at rates approximating to the exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognized in other comprehensive income.

On disposal of a foreign operation, the cumulative exchange differences recognized in accumulated other comprehensive income relating to that operation up to the date of disposal are transferred to the consolidated statement of comprehensive income as part of the profit or loss on disposal.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

3.	MATERIAL ACCOUNTING POLICIES (continued)

(C)	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of money market investments and certificates of deposit with investment terms that allow for penalty free redemption after three months.

(D)	Revenue

Revenue is comprised of income earned from royalties. Revenue is measured at the fair value of consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of a royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

The Company recognizes revenue upon the transfer of control of the relevant commodity from the operator to the end customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

(E)	Income tax

Income tax comprises current and deferred tax.

Income tax is recognized in the Consolidated Statements of Comprehensive Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the Consolidated Statements of Financial Position method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for taxation purposes.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(F)	Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares, which comprises irrevocable ordinary share subscriptions as well as options and warrants to purchase shares issued to employees and third parties respectively.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

3.	MATERIAL ACCOUNTING POLICIES (continued)

(G)	Tangible assets (royalty arrangements)

Royalty arrangements

Royalty interests consist of acquired royalty interests and royalty interests generated on the disposal or reduction in ownership of former exploration and evaluation projects of the Company.

Royalty interests, which are identified and classified as tangible assets, are initially measured at cost including any directly attributable transaction costs. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. Project evaluation costs that are not related to a specific royalty interest are expensed in the period incurred.

Producing royalty interests are depleted using the units-of-production (“UoP”) method, based on units sold, over the anticipated life of the mine to which the interest relates. This is estimated using available information on proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement, where management is confident that further resources will be converted into reserves and are approaching economic decisions affecting the mine on this basis.

In situations when the expectations change, and management determines that an alternative basis may be more appropriate, such change is treated as a change in accounting estimate under IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. The effect of the change is recognized prospectively from the period in which the change has been made.

(H)	Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint operation. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

A joint venture is an entity over which the Company has joint control through a joint arrangement that requires the unanimous consent of the parties sharing control, and whereby the joint arrangement does not confer a right to the assets or an obligation for the liabilities of the entity.

The Company accounts for its investment in an associate or joint venture using the equity method. It is initially recognized at fair value when acquired and subsequently increased or decreased to recognize the Company’s share of the associate or joint venture’s net income or loss. Adjustments may be necessary to give effect to uniform accounting policies or to reflect any other movement in the associate or joint venture’s reserves or for impairment losses after the initial recognition date. The share of income or loss is recognized in the Company’s net loss during the period. Distributions received from the associate or joint venture are accounted for as a reduction in the carrying amount of the Company’s investment.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

3.	MATERIAL ACCOUNTING POLICIES (continued)

(I)	Impairment of royalty interests

An evaluation of the carrying value of each royalty is undertaken when an event or change in circumstance indicates that the carrying value may not be recoverable. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The calculation of the recoverable amount includes the following significant assumptions: production based on estimated mineral reserves and mineral resources, long- term commodity prices, and discount rate. Estimated future production is determined using estimated mineral reserves and mineral resources, as well as exploration potential expected to be converted into resources or reserves. Long-term commodity prices are determined by reference to average long-term price forecasts per analyst consensus pricing. If it is determined that the recoverable amount is less than the carrying value, then an impairment is recorded with a charge to net income (loss).

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If an indication is present, the carrying amount of the royalty interest is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount net of depletion which would have been determined had no impairment loss been recognized for the royalty in a previous period.

(J)  Financial instruments

A financial instrument is recognized in the statements of financial position when the Company has become a party to the contractual provision of the instrument.

A financial asset is derecognized when the contractual right to receive cash flows from the financial asset has expired or has been transferred and the Company has transferred substantially all the risks and rewards of ownership. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

Financial assets carried at amortized cost

A financial asset is held at amortized cost where the objective is to collect contractual cash flows and these cash flows are solely payments of principal and interest. Such an asset is initially recognized at fair value plus transaction costs directly attributable to its acquisition or issue, and is subsequently carried at amortized cost using the effective interest rate method, less provision for impairment. A provision is recognized based on the simplified approach within IFRS 9 Financial Instruments (“IFRS 9 “) using a provision matrix in the determination of the lifetime expected credit loss (“ECL”). This includes an assessment of the probability of non-payment of the receivable, which is multiplied by the value of the expected loss arising from default to determine the lifetime ECL. On confirmation that the receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

3.	MATERIAL ACCOUNTING POLICIES (continued)

(J)	Financial instruments (continued)

For trade receivables (not subject to provisional pricing) and other receivables due in less than 12 months, the Company applies the simplified approach in calculating ECLs, as permitted by IFRS 9. Therefore, the Company does not track changes in credit risk, but instead, recognizes a loss allowance based on the financial asset’s lifetime ECL at each reporting date.

The Company considers a financial asset to be in default when contractual payments are four weeks past due without communication from the operator of the mine over which the Company holds a royalty. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. The loss allowance for receivables is measured based on lifetime expected credit losses.

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit impaired, which is indicated when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred, which aligns to the definition of default.

The Company's financial assets measured at amortized cost comprise trade receivable, other receivables and cash and cash equivalents in the consolidated statement of financial position.

Financial liabilities measured at amortized cost

Financial liabilities measured at amortized cost using the effective interest rate method include borrowings and trade and other payables that are short term in nature. A financial liability is derecognized if the Company’s obligations specified in the contract expire or are discharged or cancelled.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate (“EIR”). The EIR amortization is included as a finance cost in the statement of profit or loss and other comprehensive income.

(K)	Share-based compensation

Directors, officers, employees and certain consultants may receive remuneration in the form of share-based payments whereby services are rendered for equity instruments (equity-settled transactions). The cost of equity- settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in note 11. The cost is recognised in share-based compensation expense, together with a corresponding increase in equity (contributed surplus) over the period in which the service and performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

3.	MATERIAL ACCOUNTING POLICIES (continued)

(K)	Share-based compensation (continued)

The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in equity. The fair value of share purchase options granted is determined by the Black- Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of share purchase options, the fair value of the Company’s shares and the risk-free interest rate. For employees, the fair value of the options is measured at the date of grant. For non-employees, the options are measured at the fair value of the goods or services received, unless they cannot be reliably measured in which case their values are determined by the Black-Scholes option pricing model. Fair value is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

The estimated fair value of awards of share purchase options is recognized in profit or loss over the vesting period, with offsetting amounts to contributed surplus. If the share purchase options are granted for past services, they are recognized in profit or loss immediately. If the share purchase options are forfeited prior to vesting, no amounts are recognized in profit or loss. If share purchase options are exercised, then the fair value of the options is reclassified from equity reserve to share capital.

At each financial position reporting date, the amount recognized as profit or loss is adjusted to reflect the actual number of share purchase options that are expected to vest.

(L)	Borrowings

Borrowings are recognized initially at fair value and subsequently measured at amortized cost.

(M)	Segment reporting

In accordance with IFRS 8 'Operating Segments', an operating segment is defined as a business activity whose operating results are reviewed by the chief operating decision maker ('CODM') and for which discrete information is available. The Company's CODM is the Chief Executive Officer.

The Company records one segment, which is its royalty interests from which it derives its revenue (note 15).

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

3.	MATERIAL ACCOUNTING POLICIES (continued)

(N)	New accounting standards adopted

New accounting standards effective in 2024

There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2024.

Amendments IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. There was no significant impact on the Company’s consolidated financial statements as a result of the adoption of these amendments.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current year and have not been early adopted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

The amendments are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	CASH AND CASH EQUIVALENTS

	December 31, 2024 $’000	December 31, 2023 $’000
Cash	4,454	11,287

In the Consolidated Statements of Cash Flows, cash flows from continuing and discontinued operations have not been presented separately, as the differences between them are not considered material.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

5.	ACCOUNTS RECEIVABLE AND OTHER

Amounts due within 1 year (current)

	December 31, 2024 $’000	December 31, 2023 $’000
Trade receivable	11,209	3,441
Accrued royalty income	4,908	2,586
Prepayments	248	107
Amounts due from related parties (note 14)	-	735
GST/VAT receivable	86	157
Other receivables	181	168
Total accounts receivable and other	16,632	7,194

The trade receivable balance includes the first deferred production-based milestones from the Diba royalty and deferred consideration from the disposal of the Ming gold stream and the Ethiopian exploration projects in 2023.

Amounts due after 1 year (non-current)

	December 31, 2024 $’000	December 31, 2023 $’000
Trade receivable	3,668	13,157
Amounts due from related parties (note 14)	363	368
Total accounts receivable and other	4,031	13,525

The trade receivable balance includes the deferred production-based milestones from the Diba royalty.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

6.	ROYALTY INTERESTS

As of and for the year ended December 31, 2024

	COST				ACCUMULATED DEPLETION
	Opening $’000	Additions $’000	Impairment $’000	Ending $’000	Opening $’000	Depletion $’000	Impairment $’000	Ending $’000	Carrying Amount $’000
Amancaya Chile	3,614	-	(3,614)	-	3,137	41	(3,178)	-	-
Ballarat Australia	5,841	4,055		9,896	1,006	622		1,628	8,268
Bonikro Côte d’Ivoire	12,405	19,395		31,800	947	2,324		3,271	28,529
Cactus U.S.A	9,918	-		9,918	-	-		-	9,918
Diba Mali	11,196	-		11,196	-	-		-	11,196
Karlawinda Australia	37,166	-		37,166	6,597	2,402		8,999	28,167
Laverton Australia	16,071	-		16,071	-	-		-	16,071
Mercedes Mexico	999	-		999	171	104		275	724
Mount Pleasant Australia	476	-		476	338	99		437	39
Panton Sill Australia	94	-		94	-	-		-	94
SKO Australia	1,243	870		2,113	163	172		335	1,778
Wahgnion Burkina Faso	12,379	-		12,379	4,773	1,454		6,227	6,152
Western Queen Australia	2,009	-		2,009	-	-		-	2,009
Development assets Australia and other	13,907	8,868		22,775	-	-		-	22,775
Total	127,318	33,188	(3,614)	156,892	17,132	7,218	(3,178)	21,172	135,720

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

6.	ROYALTY INTERESTS (continued)

As of and for the year ended December 31, 2023

	COST				ACCUMULATED DEPLETION
	Opening $’000	Additions $’000	Impairment & Disposal $’000	Ending $’000	Opening $’000	Depletion $’000	Impairment & Disposal $’000	Ending $’000	Carrying Amount $’000
Amancaya Chile	3,614	-	-	3,614	2,706	431	-	3,137	477
Ballarat Australia	5,625	216	-	5,841	339	667	-	1,006	4,835
Bonikro Côte d’Ivoire	12,405	-	-	12,405	29	918	-	947	11,458
Cactus U.S.A	-	9,918	-	9,918	-	-	-	-	9,918
Karlawinda Australia	37,166	-	-	37,166	3,894	2,703	-	6,597	30,569
Kwale Kenya	943	-	(943)	-	819	-	(819)	-	-
Laverton Australia	16,071	-	-	16,071	-	-	-	-	16,071
Diba Mali	-	11,196	-	11,196	-	-	-	-	11,196
Mercedes Mexico	999	-	-	999	69	102	-	171	828
Mount Pleasant Australia	476	-	-	476	204	134	-	338	138
Mulgarrie Australia	250	-	(250)	-	-	84	(84)	-	-
Panton Sill Australia	94	-	-	94	-	-	-	-	94
SKO Australia	1,243	-	-	1,243	37	126	-	163	1,080
Wahgnion Burkina Faso	12,379	-	-	12,379	3,037	1,736	-	4,773	7,606
Western Queen Australia	2,009	-	-	2,009	-	-	-	-	2,009
Development assets Australia and other	7,913	6,094	(100)	13,907	-	-	-	-	13,907
Ming Stream Canada	11,377	-	(11,377)	-	152	-	(152)	-	-
Total	112,564	27,424	(12,670)	127,318	11,286	6,901	(1,055)	17,132	110,186

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

6.	ROYALTY INTERESTS (continued)

The following table summarizes the Company’s total revenue from royalty interests during the years ended December 31, 2024 and 2023:

	2024 $’000	2023 $’000
Revenue from royalties*
Amancaya	120	722
Ballarat	807	214
Bonikro	5,430	1,719
Karlawinda	5,199	4,565
Mercedes	1,012	869
Mulgarrie	-	30
Mount Monger	6	-
Mount Pleasant	341	277
SKO	386	265
Wahgnion	2,692	2,674
	15,993	11,335
Other income	330	409
Total revenue	16,323	11,744

* The Company’s royalty on Caserones is recognised as an investment in associate (note 7) in accordance with IAS 28 “Investments in Associates and Joint Ventures”.

Other income includes the $0.33 million (AUD $0.5 million) SKO discovery bonus.

HCK Lithium Project

On April 22, 2024, the Company acquired a 1.25%-1.40% net smelter return (“NSR”) royalty on the Lithium HCK Project in the Republic of Rwanda, with Rio Tinto Mining and Exploration Limited (“Rio Tinto") having the licence to operate. The royalty serves as repayment for the Company's $0.23 million (GBP £0.20 million) receivable balance from Aterian Plc.

Mactung & Cantung

On August 1, 2024, the Company acquired two tungsten royalties, Mactung and Cantung. The Mactung royalty is an uncapped 4.0% NSR with an option to buy back 50% of the royalty held by the project operator, Fireweed, which can be exercised at any time for CAD $2.5 million. The Cantung royalty is an uncapped 1.0% NSR with no buybacks. The total consideration for these royalties is $4.5 million (with $3 million being paid on closing and a deferred payment of $1.5 million due 1 year after closing).

Daro & Zager

On August 28, 2024, the Company acquired two uncapped 2.5% NSR royalties from Altau Holdings Limited as part of its sale to ANS Exploration Corp (note 20). These royalties have been valued at $0.2 million. ANS Exploration Corp retains a five-year option to buy back up to 1% of these royalties for $1.5 million each.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

AlphaStream Transaction

On October 29, 2024, the Company acquired an additional 50% ownership interest in Alpha 2 SPV Limited (“Alpha 2”) and Alpha 3 SPV Limited (“Alpha 3”) from Alpha 1 SPV Limited. These entities collectively hold 24 existing royalties, including Bonikro, Ballarat, and SKO. The total consideration for the acquisition was $28 million, settled through the issuance of 34,444,580 newly issued common shares of the Company (“Alpha Acquisition”).

The Company assessed the Alpha Acquisition under IFRS 3 Business Combinations and concluded that it does not meet the definition of a business combination. As a result, the transaction has been accounted for as an asset acquisition. The total fair value of the acquired royalties, based on 100% ownership, is as follows:

•	Bonikro (4.5% NSR):	$19.4m
•	Ballarat (2.5% NSR):	$4.1m
•	SKO (AUD$10/oz):	$0.9m
•	AER (multiple development royalties)	$3.9m

From October 29, 2024, the Company has accounted for Alpha 2 and Alpha 3 as a wholly 100% owned subsidiaries in the Group financial statements, consolidating them in accordance with IFRS 10 Consolidated Financial Statements, as sole control was obtained on this date.

Prior to the acquisition of the additional 50% ownership, the Company accounted for its interest in Alpha 2 and Alpha 3 as joint operations under IFRS 11 Joint Arrangements, recognising its share of the assets, liabilities, revenue, and expenses in proportion to its 50% ownership.

Amancaya

The Company was notified by the operator that production at the Amancaya mine has temporarily ceased operations. As a result, the Company wrote-off the carrying value of the Amancaya royalty to nil. For the year ended December 31, 2024, the total amount written off was $0.44 million.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

7.	INVESTMENT IN ASSOCIATES

The Company holds three investments in associates as shown in the table below:

	SLM California (Caserones)	Legend Gold Mali (Tabakarole)	Aterian plc	Total
	$’000	$’000	$’000	$’000
Opening balance at January 1, 2023	33,426	3,026	3,803	40,255
Additions	4,603	-	-	4,603
Share of profit / (loss) for the period	2,662	16	(520)	2,158
Distribution received	(4,140)	-	-	(4,140)
FX revaluation	-	-	102	102
Balance as at December 31, 2023	36,551	3,042	3,385	42,978
Share of profit / (loss) for the period	2,320	(17)	(267)	2,036
Distributions received	(3,922)	-	-	(3,922)
FX revaluation	-	-	(5)	(5)
Closing balance at December 31, 2024	34,949	3,025	3,113	41,087

SLM California (Caserones), Chile

As of December 31, 2024, the Company held a 0.473% NSR royalty interest on the Caserones copper mine in northern Chile. The royalty is owned through the Company’s 50% interest in Minera Tercero SpA which owns 45.6% of Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) and a 100% owned company, EA Regalías Chile SpA, which owns 1.56% of SLM California.

Minera Tercero SpA is jointly controlled by the Company and another operator and is accounted for as a joint operation. The Company recognizes 50% of the principal asset held by Minera Tercero SpA, which is an investment in SLM California and 50% of the respective income and expenses. SLM California is an associate of Minera Tercero SpA and is accounted for using the equity method. The Company’s 50% share of profit / loss of the associate recognized by Minera Tercero SpA under the equity method is shown in the Statement of Comprehensive Loss. Distributions received from the associate reduce the carrying amount of the investment.

The Company received distributions from SLM California in respect of the royalty on production at the Caserones mine of $3.9 million with respect of the year ended December 31, 2024 (December 31, 2023: $4.1 million). The distributions were calculated after provisions made by SLM California for expenses and Chilean income tax. The Company adjusted this share of profit through an amortization of the investment based on a depletion calculation performed on the underlying royalty asset in order to conform with Elemental Altus’ consolidated accounting policies.

Legend Gold Mali

Legend Gold Mali SARL is a wholly owned subsidiary of Legend Mali UK II Ltd, a holding company which is a 30%- owned associate of the Company, and holds the Tabakorole gold project and two contiguous licences with a total area of 292km2 in southern Mali. The Company’s interest in Legend Mali UK II Ltd. is accounted for using the equity method. The company is the subject of an agreement between the Company and Marvel Gold that was renewed in January 2022, under which Marvel Gold retains the right to increase its holding to 80% by sole funding a definitive feasibility study on the Tabakorole project.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

7.	INVESTMENT IN ASSOCIATES (continued)

Aterian Plc

Aterian Plc is a 20.04% owned associate of the Company which holds a portfolio of 15 exploration and evaluation projects in Morocco and one lithium exploration project in Rwanda. The Company has appointed one member of the board of Aterian. As the Company has significant influence but not control or joint control over Aterian, it is treated as an investment in associate and accounted for using the equity method. The shares of Aterian Plc are listed on the London Stock Exchange (LON: ATN).

As of May 3, 2024, the Company entered into an agreement with Aterian PLC (“Aterian”) to sell 653,334 shares back to Aterian in exchange for a convertible loan instrument (“CLN”). This transaction provided Aterian with additional fundraising capacity to accelerate its exploration programs in Morocco and Botswana. On June 20, 2024, the CLN was converted back into the same number of shares, 653,334, which the Company has received. The Company has determined that it continues to hold significant influence over Aterian during this period of transactions and currently, thus maintaining its interest as an Investment in Associate. There is no net financial impact from these transactions.

Summary of the latest available financial information for the year ending December 31, 2024 for the SLM California and Legend Gold Mali. The latest publicly available financial information for Aterian plc is for the six months ending June 30, 2024.

	SLM California $’000	Legend Gold Mali $’000	Aterian plc $’000
Current assets	5,803	3	373
Non-current assets	143,469	2,319	4,729
Current liabilities	(5,665)	(2)	(747)
Non-current liabilities	-	(2,465)	-
Net assets	143,607	(145)	4,355

Revenue	21,663	-	-
Depletion	(6,289)	-	-
Expenses	-	(59)	(644)
Taxes	(5,850)	-	-
Net profit/(loss)	9,524	(59)	(644)
Currency translation adjustment	102	-	31
Comprehensive income/(loss)	9,626	(59)	(613)

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

8.	INVESTMENTS

Investments carried at fair value through profit or loss comprise listed equity shares (Level 1) and non listed equity shares (Level 2). All three investments currently held by the Company are portfolio investments.

	December 31, 2024	December 31, 2023
	$’000	$’000
Opening balance	3,449	1,213
Additions	2,367	-
Disposals	(3,685)	2,074
Revaluation gain	112	162
Closing balance	2,243	3,449

Of the $0.01 million of net fair value losses in the statement of comprehensive loss, $0.1 million was an unrealized foreign exchange gain on the revaluation of the Company’s investments.

As at December 31, 2024, the Company held investments in Akh Gold Limited, Altau Holdings Limited, Desert Gold Ventures Inc. and Stellar Africa Gold Inc.

On February 12, 2024, the Company received $2.36 million Firefly Metals Ltd shares as part of its consideration for the disposal of the Ming Gold Stream in 2023. On February 27, 2024, the Company sold its entire shareholding in Firefly Metals Ltd for $2.33 million, resulting a loss on disposal of $0.03 million. On June 19, 2024, the Company received an additional $0.30 million settlement payment from the disposal of the Ming Gold Stream.

On March 27, 2024, the Company sold its entire shareholding interest in Canyon Resources Ltd for $1.18 million, resulting in a loss on disposal of $0.01 million.

On August 28, 2024, the Company sold 95% of its shareholding in Altau Holdings Ltd and realised its remaining investment in the entity at a fair value of $0.01 million. Refer to note 18 for further information.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2024	December 31, 2023
	$’000	$’000
Trade payables	737	75
Accrued interest	12	87
Accruals	981	1,371
Other payables	1,619	399
Total	3,349	1,932

The other payables balance includes $1.5 million deferred consideration payable for the Mactung and Cantung royalties.

In December 2017, the Company acquired the Mount Pleasant gold royalty in Australia. A deferred payment of A$0.4 million is due at the point a decision is taken to mine a refractory portion of the resource and funds committed to its development. The deferred payment has not been recognized as it is not considered that the condition triggering the payment obligation will occur.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

10.	BORROWINGS

	December 31, 2024 $’000	December 31, 2023 $’000
Opening balance as at January 1	30,000	30,000
Repayment	(27,000)	-
Less: facility extension transaction costs	(362)	-
Amortisation of transaction costs	49	-
Closing balance as at December 31	2,687	30,000

Credit Facility

The Company has a $50 million revolving credit facility (the “Facility”), with National Bank of Canada (“NBC), Canadian Imperial Bank of Commerce (“CIBC), and Royal Bank of Canada (“RBC”). Depending on the company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum.

The Facility includes a number of financial covenants including maintenance of an interest coverage ratio above 3.00:1.00, maintenance of a net leverage ratio below 3.50:1.00 and maintenance of a net worth relative to that at the date of the Facility plus cumulative net income thereafter. As at December 31, 2024 and December 31, 2023, the Company certified that it was in compliance with the terms of the covenants.

On June 5, 2024, the Company extended its facility maturity to June 5, 2027. The arrangement fees and legal costs associated with this extension are capitalized and amortized over the term of the facility.

On November 13, 2024, the Company amended its Credit Facility to exercise a $10 million accordion feature, increasing the total available facility from $40 million to $50 million. This amendment introduced RBC as a new lender to the facility, alongside NBC and CIBC.

As at December 31, 2024, the balance of accrued interest was $0.01 million (December 31, 2023: $0.09 million).

In the year ended December 31, 2024, the Company made a total of $27 million repayments. As at December 31, 2024, the drawn down balance (loan principal) was $3 million (December 31, 2023: $30 million). As at December 31, 2024, the unutilized amount of the credit facility is $47 million (December 31, 2023: $10 million).

Subsequent to the period end, on February 21. 2025, the Company repaid the remaining loan principal of $3 million, fully settling the outstanding debt.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

11.	SHARE CAPITAL

a)	Authorized

The Company’s authorized share structure consists of an unlimited number of common shares without par value.

b)	Share activities

Details of equity transactions during the year ended December 31, 2024 are as follows:

1)	On July 4, 2024, the Company, for no consideration, cancelled 814,321 ordinary common shares in the share capital of the Company surrendered by certain former and current management to satisfy tax obligations.

2)	On October 29, 2024, the Company acquired Alpha 2 SPV Limited and Alpha 3 SPV, as part of the Alpha Acquisition (note 5). The consideration for the acquisition was $28 million, settled through the issuance of 34,444,580 newly issued common shares of the Company.

3)	On October 29, 2024, the Company completed a $12.8 million private placement to La Mancha Investments S.à.r.l following the exercise of their Anti-Dilution Rights for 16,141,940 common shares.

Details of equity transactions during the year ended December 31, 2023 are as follows:

1.	On February 21, 2023, the Company issued 1,598,162 common shares at C$1.31 per common share at a fair value of $1.55 million as partial consideration for the acquisition of royalty interests from First Mining.

2.	On July 18, 2023, the Company issued 2,395,109 common shares at C$1.18 per common share at a fair value of $0.90 million for performance share units options exercised.

3.	On September 7, 2023, the Company issued 11,111,111 common shares at C$1.20 per common shares at a fair value of $10 million as consideration for the acquisition of Cactus and Nyanga royalty from RCF Opportunities Fund L.P.

c)	Stock options, performance share units and warrants

The Company maintains an incentive compensation plan for stock options, performance share units (“PSUs”) and restricted share units. The maximum number of shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the date of the grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). The vesting terms of the awards are in the sole discretion of the Board of Directors. All stock options and PSUs become fully vested if a change of control of the Company occurs. Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as a director or officer of the Company.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

11.	SHARE CAPITAL (continued)

Stock options

Changes in share purchase options during the years ended December 31, 2024 and 2023 are as follows:

	Number of stock options	Weighted Average Exercise Price		Weighted Average Life (Years)
Outstanding, December 31, 2022	14,335,396	C$	1.60	4.20
Replacement Altus options granted	175,000	C$	1.40
Granted	(3,087,110)	C$	1.64
Outstanding, December 31, 2023	11,423,286	C$	1.59	3.21
Granted	3,580,000	C$	1.18
Forfeited	(1,280,650)	C$	1.55
Outstanding, December 31, 2024	13,722,636	C$	1.49	2.73
Outstanding and exercisable, December 31, 2024	11,782,636	C$	1.50	2.47

The 3,580,000 stock options granted in February and October 2024 have a five-year term and vest over one and half years from the grant date.

These options were fair valued at their grant date using the Black Scholes valuation model, based on the following key terms:

	February 2024	October 2024
Risk-free rate	3.6%	2.7%
Expected share price volatility	41%	39%
Expect life of options	5 years	5 years

The expiration schedule of the options outstanding at December 31, 2024 is as follows:

Year of expiry	Number of stock options	Weighted Average Exercise Price
2025	2,977,946	C$	1.81
2026	-		-
2027	7,164,690	C$	1.45
2028	-		-
2029	3,580,000	C$	1.18

During the year ended December 31, 2024, the Company recorded $0.84 million (2023: $0.24 million) of share- based compensation expense to the statement of comprehensive loss based on the vesting of stock options.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

11.	SHARE CAPITAL (continued)

Performance share units

The Company has certain performance share units outstanding which were issued to directors and officers. Changes in PSUs during year ended December 31, 2024 and the year ended December 31, 2023 are as follows:

Number of PSUs
Outstanding, December 31, 2022	2,895,109
Exercised	(2,395,109)
Outstanding, December 31, 2023	500,000
Outstanding and exercisable, December 31, 2023	160,000
Outstanding, December 31, 2024	500,000
Outstanding and exercisable, December 31, 2024	160,000

On July 28, 2020, the Company issued 500,000 PSUs to certain employees of the Company, expiring on July 28, 2025. The PSUs vest once the Company’s share price reaches between C$1.70 and C$2.20 per share and a period of time has passed as follows: 160,000 PSUs vest after 2 years (July 28, 2022) if the share price reaches C$1.70 – this threshold has been met - and 340,000 PSUs vest after 3 years (July 28, 2023) if the share price reaches C$2.20 – this threshold has not been met as at December 31, 2024.

The fair value of the performance share units was estimated using the fair value of a common share at the grant date using the Black Scholes valuation model.

During the year ended December 31, 2024, the Company recorded $nil (2023: $0.04 million) of share-based compensation to the statement of comprehensive loss based on the vesting of PSUs.

Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs vest over a period of three years from the grant date. RSU expense is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the date of grant.

	Number of RSUs	Weighted Average Life (Years)
Outstanding, January 1, 2024	-	-
Granted	1,541,000	4.25
Outstanding, December 31, 2024	1,541,000	4.25

During the year ended December 31, 2024, the Company recorded $0.55 million (2023: $nil) of share-based compensation to the statement of comprehensive loss based on the vesting of restricted share units.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

11.	SHARE CAPITAL (continued)

a) Basic and diluted loss per share

During the year ended December 31, 2024, potentially dilutive common shares totaling 11,942,636 (2023: 11,583,286) were not included in the calculation of basic and diluted loss per share because their effect was anti-dilutive. Potentially dilutive common shares are from PSUs, stock options and RSUs.

12.	INCOME TAXES

Income tax expense differs from the amount that would result from applying corporate income tax rates to earnings before income taxes. The differences result from the following items during the years ended December 31, 2024 and 2023:

	2024 $’000	2023 $’000
Profit / (loss) before income taxes	1,009	(1,749)
Statutory tax rate of parent	27%	27%
Expected income tax expense / (recovery) at statutory income tax rate	272	(472)
Difference between parent and foreign tax rate	(55)	(680)
Withholding taxes	1,260	1,626
Share-based compensation expense	375	66
Share of profit of associates	(646)	(746)
Other permanent differences	753	(56)
Changes in unrecognized deferred tax assets	(704)	1,554
Other adjustments	66	-
Total income tax expense	1,321	1,292
Current income tax expense	1,336	1,626
Deferred income tax recovery	(15)	(334)
Total income tax expense	1,321	1,292

The components of the Company's deferred tax liability as at December 31, 2024 and 2023 are as follows:

	2024 $’000	2023 $’000
Deferred tax liabilities
Royalty interests	(1,365)	(1,439)
Accrued withholding taxes	-	(29)
Investments in associates	(603)	(603)
	(1,968)	(2,071)
Deferred tax assets
Losses	115	202
Other	106	139
Net deferred income tax liability	(1,747)	(1,730)

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

12.	INCOME TAXES (continued)

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2024 $’000	2023 $’000
Losses	29,163	27,338
Share issue costs	2,893	1,814
	32,056	29,152

The Company has Canadian tax losses of $13.6 million available to offset future taxable income. The losses expire in 2040 and 2043. The Company has Australian tax losses of $6.9 million and United Kingdom tax losses of $10.4 million available to offset future taxable income that do not expire. Tax attributes are subject to review and potential adjustments by tax authorities.

13.	OPERATING EXPENSES BY NATURE

	2024	2023
	$’000	$’000
Salary, fees and pension	4,057	4,389
Corporate administration	541	808
Listing and filing fees	184	209
Marketing and promotion	316	435
Professional fees and consulting fees	1,657	1,374
Project evaluation expenses	241	575
Transaction related expenses	400	-
Total	7,396	7,790

In the statement of comprehensive loss, tax expense for the year ending December 31, 2024, $1.3 million (2023:

$1.3 million) is formed of withholding tax expense of $1.3 million (2023: $1.6 million), a corporation tax expense of $0.05 million (2023: $nil) and a deferred tax expense of $0.03 million (2023: $0.3 million recovery).

14.	RELATED PARTY TRANSACTIONS

Key management includes the executive and non-executive directors and certain officers of the Company. Key management compensation during the years ended December 31, 2024 and 2023 is as follows:

	2024	2023
	$’000	$’000
Salary, fees, pension and professional fees	1,721	1,729
Share-based compensation – PSUs and stock options	911	52
Total	2,632	1,781

Amounts due from related parties as at December 31, 2024 of $0.36 million (December 31, 2023: $1.1 million) consists of a receivable from Akh Gold Ltd which the Company holds a 19.9% equity.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

15.	SEGMENTED INFORMATION

The Company maintains a single business segment which is its royalty interests, from which it derives its revenue, including its exploration and evaluation assets from which it intends to generate royalties.

The carrying values of the royalty assets and revenue generated per continent in 2024 were as follows:

	North America	South America	Australia	Africa	Total
	2024 $’000	2024 $’000	2024 $’000	2024 $’000	2024 $’000
Royalty assets	20,521	-	64,554	50,604	135,679

Total revenue	1,013	120	6,738	8,122	15,993

The carrying values of the royalty assets and revenue generated per continent in 2023 were as follows:

	North America	South America	Australia	Africa	Total
	2023 $’000	2023 $’000	2023 $’000	2023 $’000	2023 $’000
Royalty assets	16,089	477	59,081	34,539	110,186

Total revenue	869	722	5,760	4,393	11,744

16.	FINANCIAL INSTRUMENTS

Management of Capital

Management monitors the Company’s financial risk management policies and exposures and approves financial transactions.

The Company’s objectives when managing capital are to provide shareholder returns through maximisation of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages the capital structure and makes adjustments in the light of changes in economic conditions and risk characteristics of the underlying assets. In order to maintain or adjust the capital structure the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.

The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the facility provided by NBC/CIBC/RBC. The Company was in compliance with the debt covenants in force at December 31, 2024. Details of these covenants are included in note 10.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

16.	FINANCIAL INSTRUMENTS (continued)

Fair Value of Financial Instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy based on the degree to which the inputs used to determine the fair value are observable. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The levels in the fair value hierarchy into which our financial assets and liabilities that are measured and recognized in the consolidated statement of financial position at fair value on a recurring basis were categorized as follows:

	Fair value at December 31, 2024 ($’000)
	Level 1	Level 2	Level 3	Total
Recurring Measurements
Cash and cash equivalents	4,454	-	-	4,454
Investments	159	2,084	-	2,243
Total	4,613	2,084	-	6,697

	Fair value at December 31, 2023 ($’000)
	Level 1	Level 2	Level 3	Total
Recurring Measurements
Cash and cash equivalents	11,287	-	-	11,287
Investments	1,375	2,074	-	3,449
Total	12,662	2,074	-	14,736

During the year ended December 31, 2024 no amounts were transferred between Levels. The group also has a number of financial instruments which are not measured at fair value in the statement of financial position. For these instruments, the fair values are not materially different to their carrying amounts.

Discussions of risks associated with financial assets and liabilities are detailed below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash and cash equivalents and accounts receivable relating to royalty revenues and milestone payments. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

16.	FINANCIAL INSTRUMENTS (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.

Market risk

Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

Commodities price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold and copper are the drivers of the Company’s profitability. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign currency risk

Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Pound Sterling, Australian Dollar, Canadian Dollar and US Dollar as well as Egyptian Pound and West African Franc and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.

Sensitivity analysis has been performed to indicate how the profit or loss would have been affected by changes in the exchange rate between the US Dollar and each of these currencies. The analysis is based on a weakening and strengthening of these currencies by 10% against the US Dollar in which the Company has assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three-to-five-year timeframe. Based on the Group’s USD denominated monetary assets and liabilities at December 31, 2024, a 10% strengthening in CAD, GBP and AUD relative to the US Dollar would result in an increase of approximately $0.04 million in the Company’s net loss. A 10% increase (decrease) of the value of other currencies relative to the US Dollar would not have a material impact on net loss.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Interest rate risk arises from interest bearing financial assets and liabilities that the Company uses. Treasury activities take place under procedures and policies approved and monitored by the Board to minimize the financial risk faced by the Company. Interest-bearing assets comprise cash and cash equivalents which are considered to be short-term liquid assets, and interest-bearing liabilities which comprises the loan from NBC. Depending on the company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum. An increase in the overall interest by 100 basis points would increase the interest expense and net loss by $0.00 million.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

17.	HELD-FOR-SALE ASSETS AND LIABILITIES AND DISCONTINUED OPERATIONS

Held-for-sale assets and liabilities are accounted for under IFRS 5 Non-current Assets Held For Sale and Discontinued Operations. Items are classified as being held-for-sale once they meet the qualifying criteria:

-	management is committed to a plan to sell

-	the asset is available for immediate sale

-	an active programme to locate a buyer is initiated

-	the sale is highly probable, within 12 months of classification as held for sale (subject to limited exceptions)

-	the asset is being actively marketed for sale at a sales price reasonable in relation to its fair value

-	actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn

On August 28, 2024, the Company completed the sale of a 95% ownership interest in Altau Holdings Limited (“Altau”) to ANS Exploration Corp. (“ANS”). Refer to note 18 for further information.

The value of held-for-sale assets and liabilities at December 31, 2024, was as follows:

Assets held by
Altau Holdings Ltd
$’000
January 1, 2024	303
Additions	1
Disposals	(304)
December 30, 2024	-

Liabilities held by
Altau Holdings Ltd
$’000
January 1, 2024	61
Additions	33
Disposals	(94)
December 30, 2024	-

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(Expressed in US Dollars, except where otherwise noted)

18.	DISPOSAL OF SUBSIDIARY

On August 28, 2024, the Company completed the sale of a 95% ownership interest in Altau and its subsidiaries to ANS. The consideration for this transaction consists of:

•	$200,000 in cash, with $50,000 received at closing and five quarterly instalments of $30,000.

•	Up to $1 million in milestone-based performance payments.

•	Up to a 5% equity stake in ANS, contingent upon any future Initial Public Offering ("IPO") of ANS shares.

The Company has recognised a deferred consideration receivable of $150,000, which is included in Trade Receivables (note 5). No fair value has been realised for the milestone payments due to their long-term nature; these will be recognised when the milestones are achieved. The gain on disposal before tax was $0.1 million.

The Company has also received two uncapped 2.5% Net Smelter Return royalties from Altau, which have been valued at $0.2 million (note 6). ANS retains a five-year option to buy back up to 1% of these royalties for $1.5 million each.

19.	SUBSEQUENT EVENTS

•	On February 21, 2025, the Company repaid the remaining outstanding loan principal of $3 million, fully settling its debt. As of the date of this report, the Company has no outstanding borrowings and has access to its undrawn $50 million facility.